**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

December 29, 2020

_____

In the Matter of

**ImmunoPrecise Antibodies Ltd.
3204 - 4464 Markham Street
Victoria, British Columbia
Canada V8Z 7X8**

File No. 001-39530

_____

**ORDER DECLARING REGISTRATION
EFFECTIVE PURSUANT TO SECTION 12(d)
OF THE SECURITIES EXCHANGE ACT OF
1934, AS AMENDED**

  ImmunoPrecise Antibodies Ltd. has filed with the Commission and The Nasdaq Stock Market an application to register its Common Shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

  In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

  ImmunoPrecise Antibodies Ltd. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

  The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on The Nasdaq Stock Market shall become effective immediately.

  For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

         Michael Coco
         Chief
         Office of International Corporate Finance